SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Personnel Group of America, Inc.
(Name of Issuer)

Common Stock, Par Value $ .01 Per Share
(Title of Class of Securities)

715338109
(Cusip Number)

William Holloway
301 Commerce Street, Suite 2975
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 25,093,480, which constitutes approximately 36.9% of the 68,031,872 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 47,821,637 shares outstanding.


1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  4,883,245 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  4,883,245 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           25,093,480 (1)(2)(3)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 36.9% (4)

14.     Type of Reporting Person: PN
--------------
(1)    The securities were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over such securities and R2 has no beneficial ownership of such securities.
(2)     Includes 18,256,000 shares of Common Stock obtainable upon conversion of 182,560 shares of the Issuer's Series B Convertible Participating Preferred Stock (the "Preferred Stock"), at the conversion rate of 100 shares of Common Stock per share of Preferred Stock.
(3)     Also includes 1,954,235 shares of Common Stock that may be acquired upon the exercise of Warrants.
(4)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 68,031,872.


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 22, 2003 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Stock"), of Personnel Group of America, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 25,093,480 shares of the Stock, which constitutes approximately 36.9% of the 68,031,872 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 25,093,480 shares of the Stock, which constitutes approximately 36.9% of the 68,031,872 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 25,093,480 shares of the Stock, which constitutes approximately 36.9% of the 68,031,872 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 4,883,245 shares of the Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,883,245 shares of the Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,883,245 shares of the Stock.

    (c)   During the last 60 days, the Reporting Person has neither purchased nor sold shares of the Stock.  However, on July 17, 2003, the Reporting Person settled a portion of the outstanding bank debt transactions referenced in Item 6 and, in connection therewith, received Warrants in respect of 1,954,235 shares of the Stock.

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Stock during the past 60 days.

     The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (d) Not applicable.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
        RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding to the end thereof the following paragraph:

     Warrants.  A portion of the outstanding bank debt transactions referenced in the Reporting Persons' prior filing on Schedule 13D was settled on July 17, 2003 and, consequently, R2 now holds immediately exercisable Warrants in respect of 1,954,235 shares of the Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 --  Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

Exhibit 99.2 --  Restructuring Agreement dated March 14, 2003, among the Issuer and the Lender and other parties named therein, incorporated by reference to Exhibit 99.2 of the Issuer's Form 8-K filed on March 17, 2003.

Exhibit 99.3 --  Certificate of Designation for Series B Convertible Participating Preferred Stock of Personnel Group of America, Inc., incorporated by reference to Exhibit 12 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.

Exhibit 99.4 --  Registration Rights Agreement dated April 14, 2003, among the Issuer and the Investors named therein, incorporated by reference to Exhibit 15 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.

Exhibit 99.5 --  Form of Common Stock Purchase Warrant dated April 14, 2003, incorporated by reference to Exhibit 13 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: July 21, 2003

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Robert McCormick Robert McCormick, Vice President

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

Exhibit 99.1 --  Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

Exhibit 99.2 --  Restructuring Agreement dated March 14, 2003, among the Issuer and the Lender and other parties named therein, incorporated by reference to Exhibit 99.2 of the Issuer's Form 8-K filed on March 17, 2003.

Exhibit 99.3 --  Certificate of Designation for Series B Convertible Participating Preferred Stock of Personnel Group of America, Inc., incorporated by reference to Exhibit 12 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.

Exhibit 99.4 --  Registration Rights Agreement dated April 14, 2003, among the Issuer and the Investors named therein, incorporated by reference to Exhibit 15 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.

Exhibit 99.5 --  Form of Common Stock Purchase Warrant dated April 14, 2003, incorporated by reference to Exhibit 13 of Amendment No.7 to Schedule 13D filed with respect to the Issuer by MatlinPatterson Global Opportunities Partners L.P. on April 16, 2003.